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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

[redacted]

13011162

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/D/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Gallatin Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue, 29th Floor
(No. and Street)

New York (City) — New York (State) — 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Youngblood, Managing Member — (212) 891-7990 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632 (Address) — New York (City) — New York (State) — 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KH 3/10

OATH OR AFFIRMATION

I, John Youngblood, Managing Member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Gallatin Capital LLC (Company), as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

John Youngblood, Managing Member

Sworn and subscribed to before me this 26th day of February, 2013.

This report contains (check all applicable boxes):** **Page**

			Page
		Report of Independent Registered Public Accounting Firm	1-2
(x)	(a)	Facing page.	
(x)	(b)	Statement of Financial Condition.	3
( )	(c)	Statement of Operations.	
( )	(d)	Statement of Changes in Members' Equity.	
( )	(e)	Statement of Cash Flows.	
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	4-8
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	9-10
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	11-12

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Melissa Lugo

MELISSA LUGO
Notary Public, State of New York
No. 01LU6256071
Qualified in Queens County
Commission Expires February 21, 2016

Gallatin Capital LLC

Report on Audit of Financial Statements
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2012

Gallatin Capital LLC

December 31, 2012

Table of Contents

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gallatin Capital LLC

Report on the Financial Statements
We have audited the accompanying statement of financial condition Gallatin Capital LLC, the "Company" as of December 31, 2012.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Gallatin Capital LLC as of December 31, 2012. The financial statement does not include a statement of operations, members' equity and cash flows for the year then ended and this is a departure from U.S. generally accepted accounting principles.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 15, 2013

Gallatin Capital LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	453,465
Fees receivable		856,167
Property and equipment, net of accumulated dejpreciation of $266,820		86,569
Restricted cash		261,991
Other assets		44,477
Total Assets	$	1,702,669

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	270,754
Due to affiliates		28,000
Deferred rent payable		51,391
Deferred income tax liability		20,362
Total Liabilities		370,507
Contingencies		-
Members' equity		1,332,162
Total Liabilities and Members' Equity	$	1,702,669

See independent auditors' report and accompanying notes to financial statement.

Gallatin Capital LLC
Notes to Financial Statement
December 31, 2012

1. *ORGANIZATION AND NATURE OF BUSINESS*

Gallatin Capital LLC (the "Company") was formed on December 4, 2002 in New York and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is primarily comprised of subscription fees for capital raising services.

2. *SIGNIFICANT ACCOUNTING POLICIES*

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The cash equivalents are amounts held in a money market account.

Restricted Cash
Restricted cash consists of $249,612 held on deposit as collateral for a standby letter of credit which is being used in place of an office rental security deposit and $12,379 held as a payroll guarantee for an affiliated company.

Fees Receivable
Fees receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Asset	Useful life	Depreciation Method
Furniture and fixtures	7 years	Straight-line
Office equipment	5 years	Straight-line
Computer software	3 years	Straight-line

Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized.

Income Taxes
No provision for Federal or State income taxes has been made in the accompanying financial statements since such liabilities and related expenses are the responsibility of the members. The Company is responsible for a local unincorporated business tax on income, which is calculated at the statutory rate.

2. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

The Company complies with FASB ASC 740-10-1 through 25 (formerly SFAS No. 109, "Accounting for Income Taxes"), in its computation of the "NYC Unincorporated Income Taxes", which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes payable represent deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. There is $20,362 in deferred income taxes at December 31, 2012.

The Company's accounting policy for valuating uncertain tax positions during the financial statement periods is based on the recognition and disclosure contingencies under FASB ASC 420-10-1 (formerly SFAS No. 5, "Accounting for Contingencies").

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income
The Company has complies with FASB ASC 220-10-45-3 and 45-5 (formerly SFAS No. 130. *Reporting Comprehensive Income, Paragraphs 9 and 14)* which requires comprehensive income to be reported when a company presents a full set of financial statements that report financial position, results of operations, and cash flows. Comprehensive income refers to net income plus other comprehensive income that are reported as separate components of members' equity. The Company complies with the rules for the reporting and disclosure of comprehensive income (loss) in the pension plan assets to be included in other comprehensive income (loss). During 2012, the Company terminated its defined benefit pension plan and distributed all of the assets to the employees participating in the plan. There had been a $35,074 deduction from member's equity representing the accumulated other comprehensive loss on plan assets at December 31, 2011. During 2012, the Company made a final payout of $34,551 to plan members. In compliance with FASB ASC220-10-45-3 and 45-5 there was a increase in members' equity for $35,764 and the payout amount of $34,551 was recorded as an expense. There is not a provision for other comprehensive income (loss) recorded in 2012.

Fair Value Measurement
The Company complies with FASB ASC 820-5-1(formerly SFAS No. 157) in determining the value of monetary assets. Since the only assets of the Company, to which FASB ASC 820-5-1 might apply consists of money market mutual funds that the Company treats as cash equivalents. The Company values these assets at the redemption price of $1 per share, in accordance with the relevant prospectus.

3. *PROPERTY AND EQUIPMENT*

Details of property and equipment at December 31, 2012 are as follows:

Furniture and fixtures	$160, 608
Office equipment	153,126
Computer software	39,655
	353,389
Less accumulated depreciation	(266,820)
	$ 86,569

Depreciation expense for the year ended December 31, 2012 was $22,006.

4. *MEMBERS' EQUITY*

Members' equity consists of 1,000 authorized Class A Units and 1,000 authorized Class C Units. In accordance with the Company's operating agreement, each unit shall have the same rights, priorities and preferences except that each issued and outstanding Class A Unit entitles the holder to full voting power, the right to participate in any meeting or vote of Members, or to have any notice of such meetings. As of December 31, 2012, there were 200 Class A Units and 41 Class C Units issued and outstanding.

5. *EXEMPTION FROM RULE 15c3-3*

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, in not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. *COMMITMENT*

Operating Lease
The Company had been leasing its office facility under a non-cancelable operating lease expiring in May, 2018. The Company renegotiated its office space with a new lease for the period March 1, 2012 through May 31, 2018.

On December 31, 2007, the Company executed a sublease agreement for a portion of their office facility which expired in June 2012. It has been extended on a month to month basis without any change in the terms of the sublease.

The Company also executed a second sublease as part of an expense sharing agreement with an affiliated company during February 2011.

6. *COMMITMENT (Continued)*

As security for the operating lease on its office facility, the Company has issued an irrevocable standby letter of credit in favor of the landlord in the amount of $249,612 and this amount is recognized as restricted cash in the statement of financial condition.

The rent expense for 2012 consists of the following:

Rent paid by Gallatin Capital LLC	$	542,887
Deferred rent expensed in 2012		49,379
Income from sub-tenants		(264,270)
	$	327,996

Future minimum annual rental payments (net of future sublease income) at December 31, 2012 are as follows:

Year Ending December 31,

2013	$	437,383
2014		470,455
2015		482,907
2016		497,310
2017		512,074
2018 (Jan through May)		217,533
	$	2,617,662

7. *DEFERRED INCOME REVENUES*

The amount of $312,925 in deferred income was recorded as other income in 2012 and represents the excess of prior rent expense charges that were in excess of the rent actually paid on the old lease which was renegotiated in 2012.

8. DEFINED BENEFIT PENSION PLAN

The Company had provided for retirement benefits for certain employees under a defined benefit pension plan. The plan was terminated in 2012 with a final contribution of $34,551 being made in 2012. The pension benefits were paid to the employees in full in 2012.

9. *INCOME TAXES*

No provision for federal and state income taxes has been recorded because the Company is a limited liability company and files its tax return as a partnership. Accordingly, the members report their share of the Company's income or loss on their income tax returns. Current income tax expense results from the New York City unincorporated business tax.

Deferred income tax expense results from differences between the book and tax basis of assets and liabilities resulting from the Company being a cash basis taxpayer. The deferred income tax liability is mainly attributable to the timing difference related to the fees receivable.

10. *CONCENTRATION OF CREDIT RISK*

The Company maintains its cash and cash equivalents balances at one financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum.

11. *401 (k) RETIREMENT PLAN*

The Company maintains a contributory 401(k) Plan (the "401(k) Plan"). The 401(k) Plan is for the benefit of all eligible employees who may make voluntary contributions to the 401(k) Plan which cannot exceed $17,000 under age 50 and $23,500 over age 50 for the year ended December 31, 2012. Company contributions to the 401(k) Plan are at the discretion of the management. During the year ended December 31, 2012, the Company contributed approximately $10,300 into the 401(k) Plan.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of
Gallatin Capital LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Gallatin Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Gallatin Capital LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Gallatin Capital LLC's management is responsible for the Gallatin Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 15, 2013

Registered with the Public Company Accounting Oversight Board
Member: American Institute of Certified Public Accountants

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Gallatin Capital LLC

In planning and performing our audit of the financial statement of Gallatin Capital LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 15, 2013